RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

DISTRIBUTION SUMMARY

CLASS	CUSIP	ORIGINAL FACE VALUE	PRINCIPAL BALANCE BEFORE DISTRIBUTION	CURRENT PASS-THROUGH RATE	PRINCIPAL DISTRIBUTION	INTEREST DISTRIBUTION	TOTAL DISTRIBUTION	*DEFERRED INTEREST	PRINCIPAL LOSS	ADDITIONAL BALANCE	REMAINING PRINCIPAL BALANCE
A		546,774,000.00	531,831,430.87	5.43000 %	15,025,206.31	2,406,537.22	17,431,743.53	0.00	0.00	0.00	516,806,224.56
A-VFN		0.00	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
SB		309.30	309.30	0.00000 %	0.00	1,585,053.80	1,585,053.80	0.00	0.00	0.00	309.30
		546,774,309.30	531,831,740.17		15,025,206.31	3,991,591.02	19,016,797.33	0.00	0.00	0.00	516,806,533.86

DISTRIBUTION FACTOR SUMMARY
AMOUNTS PER $1,000 UNIT

CLASS	PRINCIPAL BALANCE BEFORE DISTRIBUTION	PRINCIPAL DISTRIBUTION	INTEREST DISTRIBUTION	ADDITIONAL BALANCE	TOTAL DISTRIBUTION	DEFERRED INTEREST	PRINCIPAL BALANCE AFTER DISTRIBUTION
A	972.671398	27.479738	4.401338	0.000000	31.881076	0.000000	945.191660

* DEFERRED INTEREST - INCLUDES NON-CASH ALLOCATIONS

DETERMINATION DATE	20-April-2007
PAYMENT DATE	25-April-2007

RESIDENTIAL FUNDING CORPORATION
2255 NORTH ONTARIO STREET, SUITE 400
BURBANK, CA 91504-2130
(818) 260-1400
www.gmacrfc.com/investors/

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

INTEREST DISTRIBUTION SUMMARY

CLASS	RECORD DATE	ACCRUAL DATES	INTEREST ACCRUAL METHODOLOGY	ACCRUED CERTIFICATE INTEREST	PREPAYMENT INTEREST SHORTFALL ALLOCATED	SERVICEMEMBERS CIVIL RELIEF ACT SHORTFALL ALLOCATED	PRIOR PERIOD SHORTFALLS REPAID	CERTIFICATE INTEREST DISTRIBUTION AMOUNT
A	04/24/2007	03/26/2007-04/24/2007	Actual/360	2,406,537.22	0.00	0.00	0.00	2,406,537.22
A-VFN	03/30/2007	03/01/2007-03/31/2007	30/360	0.00	0.00	0.00	0.00	0.00
SB	03/30/2007	03/01/2007-03/31/2007	30/360	1,585,053.80	0.00	0.00	0.00	1,585,053.80
DEAL TOTALS				3,991,591.02	0.00	0.00	0.00	3,991,591.02

	PREPAYMENT INTEREST SHORTFALL AMOUNTS					BASIS RISK/NET WAC SHORTFALL AMOUNTS				
CLASS	CURRENT PERIOD	PRIOR PERIOD UNPAID	PRIOR UNPAID ACCRUED INTEREST	TOTAL PAID	REMAINING UNPAID	CURRENT PERIOD	PRIOR PERIOD UNPAID	PRIOR UNPAID ACCRUED INTEREST	TOTAL PAID	REMAINING UNPAID
A	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEAL TOTALS	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

INDEX VALUE USED FOR THE CURRENT DISTRIBUTION : LIBOR - 1 MONTH 5.32000

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

COLLATERAL SUMMARY

POOL/GROUP	MASTER SERVICER FEE AMOUNT	SUBSERVICER FEE AMOUNT	WEIGHTED AVERAGE GROSS RATE	WEIGHTED AVERAGE NET RATE	WEIGHTED AVERAGE REMAINING AMORTIZATION TERM	WEIGHTED AVERAGE MONTHS TO MATURITY	WEIGHTED AVERAGE REMAINING DRAW MONTHS	PERCENTAGE OF DELINQUENT LOANS	ADDITIONAL DRAW AMOUNTS
POOL -70019	35,420.06	221,372.43	10.49787331 %	9.76787331 %	0.00	266.49	130.19	3.1453723 %	7,229,349.67
DEAL TOTALS	35,420.06	221,372.43						3.1453723 %	7,229,349.67

POOL/GROUP	BEGINNING OF PERIOD		PAYOFFS		REPURCHASES		LIQUIDATIONS		END OF PERIOD	
	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT
POOL (70019)	9,322	531,831,740.17	234	16,062,626.49	0	0.00	0	0.00	9,074	516,263,385.19
DEAL TOTALS	9,322	531,831,740.17	234	16,062,626.49	0	0.00	0	0.00	9,074	516,263,385.19

DELINQUENCY SUMMARY

	CURRENT		DELINQUENCY									
			30-59 DAYS		60-89 DAYS		90-119 DAYS		120-149 DAYS		150-179 DAYS	
POOL/GROUP	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT
POOL (70019)	8,864	499,481,831.09	166	12,265,107.54	44	3,973,297.89	0	0.00	0	0.00	0	0.00
DEAL TOTALS	8,864	499,481,831.09	166	12,265,107.54	44	3,973,297.89	0	0.00	0	0.00	0	0.00

	180+ DAYS		FORECLOSURE		REO LOANS		PAID OFF		REPURCHASED		LIQUIDATED	
POOL/GROUP	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT
POOL (70019)	0	0.00	0	0.00	0	0.00	234	16,062,626.49	0	0.00	0	0.00
DEAL TOTALS	0	0.00	0	0.00	0	0.00	234	16,062,626.49	0	0.00	0	0.00

Delinquency information appearing on this statement has been derived using the OTS method.

REPT4.FRG

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

COLLECTIONS SUMMARY

	POOL (70019)	DEAL TOTALS
(1) INTEREST COLLECTIONS	4,058,070.02	4,058,070.02
(2) PRINCIPAL COLLECTIONS	22,254,555.98	22,254,555.98
(3) ADDITIONAL BALANCE	7,229,349.67	7,229,349.67
(4) NET PRINCIPAL COLLECTIONS	15,025,206.31	15,025,206.31
(5) ADJUSTMENT AMOUNT	0.00	0.00
(6) INSURED PAYMENT AMOUNT	0.00	0.00
(7) TOTAL COLLECTIONS AMOUNT	19,083,276.33	19,083,276.33

ALLOCATION OF PAYMENTS

	POOL (70019)	DEAL TOTALS
(1) TOTAL COLLECTIONS	19,083,276.33	19,083,276.33
(2) INTEREST DISTRIBUTION AMOUNT	2,406,537.22	2,406,537.22
(3) PRINCIPAL COLLECTION DISTRIBUTION AMOUNT	15,025,206.31	15,025,206.31
(4) LIQUIDATION LOSS DISTRIBUTION AMOUNT	0.00	0.00
(5) CREDIT ENHANCEMENT PREMIUM AMOUNT	66,479.00	66,479.00
(6) CREDIT ENHANCEMENT REIMBURSEMENT AMOUNT	0.00	0.00
(7) OVERCOLLATERALIZATION INCREASE AMOUNT	0.00	0.00
(8) CREDIT ENHANCEMENT - OTHER AMOUNTS OWED	0.00	0.00
(9) PREPAYMENT INTEREST SHORTFALL	0.00	0.00
(10) BASIS RISK/NET WAC SHORTFALL	0.00	0.00
(11) SERVICEMEMBERS CIVIL RELIEF ACT SHORTFALL	0.00	0.00
(12) REMAINING AMOUNT TO SB CERTIFICATES	1,585,053.80	1,585,053.80

PREPAYMENT FEE SUMMARY

	POOL (70019)	DEAL TOTALS
(1) PREPAYMENT FEE COLLECTED	300.00	300.00
(2) PREPAYMENT FEE PAID TO SB CERTIFICATES	300.00	300.00

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

LIQUIDATION LOSS SUMMARY

CURRENT PERIOD REALIZED LOSSES		DEEMED LIQUIDATIONS	CHARGE-OFFS	BANKRUPTCY	TOTAL LIQUIDATIONS
	(1) LOSS COUNT	0	0	0	0
POOL (70019)	(2) BEGINNING AGGREGATE ACTUAL BALANCE	0.00	0.00	0.00	0.00
	(3) REALIZED LOSS AMOUNT	0.00	0.00	0.00	0.00
	(1) LOSS COUNT	0	0	0	0
DEAL TOTAL	(2) BEGINNING AGGREGATE ACTUAL BALANCE	0.00	0.00	0.00	0.00
	(3) REALIZED LOSS AMOUNT	0.00	0.00	0.00	0.00

CUMULATIVE REALIZED LOSSES		DEEMED LIQUIDATIONS	CHARGE-OFFS	BANKRUPTCY	TOTAL LIQUIDATIONS
	(1) LOSS COUNT	0	0	0	0
POOL (70019)	(2) TOTAL REALIZED LOSS	0.00	0.00	0.00	0.00
	(1) LOSS COUNT	0	0	0	0
DEAL TOTAL	(2) TOTAL REALIZED LOSS	0.00	0.00	0.00	0.00

SUBSEQUENT RECOVERIES		CURRENT PERIOD	CUMULATIVE
	(1) SUBSEQUENT RECOVERIES COUNT	0	0
POOL (70019)	(2) SUBSEQUENT PRINCIPAL RECOVERIES	0.00	0.00
	(3) NET LOSS	0.00	0.00
	(4) NET LOSS %	0.000000 %	0.000000 %
	(1) SUBSEQUENT RECOVERIES COUNT	0	0
DEAL TOTAL	(2) SUBSEQUENT PRINCIPAL RECOVERIES	0.00	0.00
	(3) NET LOSS	0.00	0.00
	(4) NET LOSS %	0.000000 %	0.000000 %

Note: The amount of Subsequent Recoveries for loans 180 days or more delinquent was 0.00 for this Collection Period.

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

PERFORMANCE TRIGGER SUMMARY

POOL/GROUP	TRIGGER TEST NAME	TRIGGER TEST DESCRIPTION	TRIGGER TEST RESULT
POOL (70019)	Stepdown Date - Clause (x)	Payment Date >= 9/25/2009	Fail
POOL (70019)	Stepdown Date - Clause (y)	Pool Balance < 50% of Cut-Off Balance	Fail
POOL (70019)	Stepdown Date	Later to occur of Clause (x) and Clause (y)	Stepdown Date has not occurred
POOL (70019)	Trigger Event (i)	Agg. Liq. Loss Amt > 2.50% plus 1/6 of 0.50% * Cut-off Date Bal	Trigger not in effect
POOL (70019)	Trigger Event (ii)	Agg. Liq. Loss Amt > 3.00% plus 1/12 of 0.50% * Cut-off Date Bal	Trigger not in effect
POOL (70019)	Trigger Event (iii)	Agg. Liq. Loss Amt > 3.50% plus 1/12 of 0.50% * Cut-off Date Bal	Trigger not in effect
POOL (70019)	Trigger Event (iv)	Agg. Liq. Loss Amt > 4.00% plus 1/12 of 0.50% * Cut-off Date Bal	Trigger not in effect
POOL (70019)	Trigger Event (v)	Agg. Liq. Loss Amt > 4.50% * Cut-off Date Balance	Trigger not in effect
POOL (70019)	Trigger Event (iv)	Rolling Three Month Delinquency Percentage >= 3.50%	Trigger not in effect

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

OVERCOLLATERALIZATION SUMMARY

	PRIOR REQUIRED OVERCOLLATERALIZATION AMOUNT	BEGINNING OVERCOLLATERALIZATION/ UNDERCOLLATERALIZATION AMOUNT	OVERCOLLATERALIZATION INCREASE AMOUNT	OVERCOLLATERALIZATION REDUCTION AMOUNT	ENDING OVERCOLLATERALIZATION/ UNDERCOLLATERALIZATION AMOUNT	CURRENT REQUIRED OVERCOLLATERALIZATION AMOUNT
	10,388,711.88	309.30	0.00	0.00	309.30	10,388,711.88
DEAL TOTALS	10,388,711.88	309.30	0.00	0.00	309.30	10,388,711.88

CREDIT ENHANCEMENT SUMMARY

POOL/GROUP	CREDIT ENHANCER	CREDIT ENHANCEMENT PREMIUM AMOUNT	CREDIT ENHANCEMENT DRAW AMOUNT	CREDIT ENHANCEMENT REIMBURSEMENT AMOUNT	CREDIT ENHANCEMENT UNREIMBURSED AMOUNT
POOL (70019)	MBIA Insurance Corporation	66,479.00	0.00	0.00	0.00
DEAL TOTALS		66,479.00	0.00	0.00	0.00

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

REPURCHASE SUMMARY

	BREACH OF REPS AND WARRANTIES		OPTIONAL REPURCHASE OF DEFAULTED LOANS		SELLER SERVICER REPURCHASES		TOTAL	
POOL/GROUP	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT
POOL (70019)	0	0.00	0	0.00	0	0.00	0	0.00
DEAL TOTALS	0	0.00	0	0.00	0	0.00	0	0.00

MISCELLANEOUS INFORMATION SUMMARY

	CURRENT PERIOD SERVICE MEMBERS CIVIL RELIEF ACT INTEREST SHORTFALL	CURRENT PERIOD LOAN MODIFICATION RATE REDUCTION INTEREST SHORTFALL	CURRENT YEAR LIEN RELEASE LOAN COUNT	CURRENT YEAR LIEN RELEASE LOAN AMOUNT	CUMULATIVE LIEN RELEASE LOAN COUNT	CUMULATIVE LIEN RELEASE LOAN AMOUNT
POOL (70019)	0.00	0.00	0	0.00	0	0.00
DEAL TOTALS	0.00	0.00	0	0.00	0	0.00

	LIEN RELEASE OUTSTANDING PRINCIPAL AMOUNT AS A PERCENTAGE OF POOL BALANCE	CURRENT PERIOD ADVANCES OUTSTANDING	CURRENT PERIOD ADVANCES REIMBURSED
POOL (70019)	0.00000	0.00	0.00
DEAL TOTALS	0.00000	0.00	0.00

Notes:
The servicer may in its reasonable discretion make advances to pay off a first lien mortgage so that upon the servicer's foreclosure of the second mortgage, the property will be acquired free and clear of the first lien. When the sale of the acquired property is completed, such advances will be reimbursed from the sales proceeds.

There were no extensions or waivers to the terms of the Home Loans during the Collection Period.

No Capitalization Workouts to report this month.
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